SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2017

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

Date: June 29, 2018	/s/ Alex P. Voitovich
Authorized Representative of the Benefits Administration Committee

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	3

Notes to Financial Statements as of December 31, 2017 and 2016 and for the Year Ended December 31, 2017	4-16

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2017	17

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Marsh & McLennan Companies, Inc.,
the Marsh & McLennan Companies Benefits Administration Committee
and the Participants in Marsh & McLennan Companies 401(k) Savings & Investment Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Deloitte & Touche LLP
New York, New York
June 29, 2018
We have served as the auditor of the Plan since 1990.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2017	2016
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

SHORT-TERM INVESTMENT FUND AT FAIR VALUE	$657,582	$651,034

OTHER INVESTMENTS AT FAIR VALUE (NOTES 2 and 4)	2,397,353,988	2,851,442,860

PLAN INTEREST IN MASTER TRUST (NOTE 3)	2,105,356,203	963,145,142

TOTAL INVESTMENTS	4,503,367,773	3,815,239,036

RECEIVABLES:

NOTES RECEIVABLE FROM PARTICIPANTS	41,138,951	37,055,373

CONTRIBUTIONS RECEIVABLE	10,097,126	7,027,865

DIVIDENDS AND INTEREST RECEIVABLE	276,065	2,621,734

TOTAL RECEIVABLES	51,512,142	46,704,972

NET ASSETS AVAILABLE FOR BENEFITS	$4,554,879,915	$3,861,944,008

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

INVESTMENT INCOME:
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	$479,416,384
PLAN INTEREST IN MASTER TRUST	174,066,392
DIVIDENDS AND INVESTMENT INCOME	30,128,288

NET INVESTMENT INCOME	683,611,064

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	1,091,345

CONTRIBUTIONS:
PARTICIPANT	164,672,050
EMPLOYER	115,801,481
ROLLOVERS	36,518,047

TOTAL CONTRIBUTIONS	316,991,578

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(308,141,769)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	693,552,218

TRANSFERS IN FROM OTHER PLANS (NOTE 6)	91,914
TRANSFERS OUT TO OTHER PLANS (NOTE 6)	(708,225)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,861,944,008

End of year	$4,554,879,915

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017 AND 2016 AND
FOR THE YEAR ENDED DECEMBER 31, 2017
(1)Description of the Plan
General
The Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") is a defined contribution plan with 401(k), 401(m) and Employee Stock Ownership Plan features, which allows eligible participants to contribute from their eligible compensation through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. Under the Plan, employees who are at least 18 years of age and classified as a U.S. regular or temporary employee, paid from U.S. payroll, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. (the "Company" or "Marsh & McLennan Companies"), with the exception of any employee of Marsh & McLennan Agency LLC and its subsidiaries and affiliates ("MMA") and Mercer PeoplePro, are eligible to contribute to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.
The before-tax and/or Roth 401(k) participant contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation. The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional "catch-up" contributions.
The Plan's assets are held in a trust. The trustee for the Plan is the Northern Trust Company (the "Trustee" or "Northern Trust"). The Trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Effective January 1, 2016 Transamerica Retirement Solutions, LLC ("Transamerica") acquired Mercer's defined contribution book of business ("Mercer Benefits"). In connection with the acquisition, Mercer Benefits engaged Transamerica as a subcontractor to provide recordkeeping services for the Plan, which includes making distribution payments as directed by the Company. Prior to this transaction Mercer Benefits was the Plan's recordkeeper.
Effective September 1, 2017, Northern Trust became the custodian for all Plan assets. Prior to September 1, 2017 Mercer Trust Company was the custodian for all Plan assets held outside of the Master Trust and Northern Trust was the custodian of the Plan's assets held by the Master Trust.
The Marsh & McLennan Companies Benefits Administration Committee is the plan administrator responsible for the overall administration and operation of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company.
The Marsh & McLennan Companies Benefits Investment Committee is the investment fiduciary responsible for selecting the investment alternatives to be made available to Plan participants in addition to Company stock (which is available at the direction of the plan sponsor as a matter of a plan design). The Plan is intended to comply with Section 404(c) of ERISA. Thus, the Plan permits each participant to exercise control over the investment of the assets in the participant's individual account and, to the extent the participant has exercised such control, that participant is solely responsible for his/her decisions. Certain investment advisory and consulting services are performed by employees of the Company or its subsidiaries. Those costs are borne directly by the Company. The Company also pays certain investment management fees.
Contributions
The Company makes matching contributions, after completion of one year of vesting service, of 50% on the first 6% of eligible compensation that participants contribute to the Plan in any pay period.
Beginning January 1, 2017, the Company added an automatic Company contribution equal to 4% of eligible base pay (the "Fixed Contribution"). Eligible U.S. employees of the Company are eligible to receive the Fixed Contribution with the exception of MMA, Marsh ClearSight LLC, Dovetail Insurance Corporation and Mercer PeoplePro. The Fixed Contribution is paid into the Plan by the Company regardless of whether an employee contributes to the Plan.
Participant and Company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Code (“IRC”) annual before-tax and Roth 401(k) contributions limit, the before-tax contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s eligible compensation reaches the IRC compensation limit.
Investments
Participants are eligible to direct their Company matching contributions and all of their participant contributions to any of the available investment options. Fixed Contributions follow the investment direction of Company matching contributions. If a participant does not choose an investment direction for his or her future Company matching contributions, Fixed Contributions or participant contributions, they are automatically invested in the BlackRock LifePath portfolio fund which most clearly matches a participant's retirement age, based on the Plan's normal retirement age of 65.
Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and the Fixed Contribution, charged for withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting and Forfeitures
Participants are vested immediately in their contributions plus actual earnings thereon. Participants hired before January 1, 1998 are fully vested in the Company’s matching contributions. Participants hired on or after January 1, 1998 and who terminated employment with the Company on or before June 30, 2002 vested in the Company’s matching contribution as follows: 0% if less than three years of service, 33% after 3 years of service, 67% after 4 years of service, and 100% after 5 years of service. Participants who were hired on or after July 1, 2002 and who terminated employment with the Company on or before December 31, 2005, were subject to the following vesting schedule: 0% if less than two years of service, 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Participants who were active employees as of January 1, 2006, or participants who terminate employment on or after January 1, 2006 who have at least one hour of service on or after January 1, 2006, vest in the Company’s matching contribution and Fixed Contribution as follows: 0% if less than two years of service, 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.
At December 31, 2017 and 2016, forfeited non-vested accounts totaled $383,466 and $11,574, respectively. The balances in forfeited non-vested accounts have been and will be used to fund future contributions due from the Company and/or reduce Plan expenses. During the year ended December 31, 2017, employer contributions of $1.6 million were funded from forfeited non-vested accounts.
Payment of Benefits
Participants with vested balances greater than $1,000 who leave the Company may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.
Notes Receivable from Participants
Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan, are generally repaid through weekly or semi-monthly payroll deductions or may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. As of December 31, 2017, participant loans have maturities through 2033 at interest rates ranging from 4.25% to 9.25%.
The preceding description of the Plan provides only general information. Participants should refer to the plan document and the summary plan description. The summary plan description is located in the Marsh & McLennan Companies Benefits Handbook via https://connect.mmc.com and provides a more complete description of the Plan’s provisions.
(2)    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

New Accounting Pronouncements
In February 2017, the Financial Accounting Standards Board ("FASB") issued new guidance to clarify presentation requirements for a plan's interest in a master trust and required more detailed disclosures of the plan's interest in the master trust. The amendments (1) require a plan's interest in a master trust and any change in that interest must be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively; (2) remove the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of those general types of investments; (3) require all plans to disclose their master trust's other asset and liability balances and the dollar amount of the plan's interest in each of those balances; and (4) eliminate redundant disclosures relating to 401(h) account assets. Part 4 is not applicable to the Plan. The guidance is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The guidance must be applied on a retrospective basis to each period for which financial statements are presented. The new guidance affects disclosures and presentation only. The Plan is currently evaluating the impact of the guidance, however we do not expect that the new guidance will have an impact on the Plan's financial condition.
Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements. As mentioned below, the Plan participated in the Marsh & McLennan Master Retirement Savings Trust (the "Master Trust"). Included in the Master Trust's investments at December 31, 2017 and 2016 are shares of the Company's common stock amounting to $489,308,541 and $442,067,596, respectively. This investment represents 22% and 44% of the Master Trust's total investments at December 31, 2017 and 2016, respectively (see Note 3). A significant decline in the market value of the Company's common stock would significantly affect the Plan's net assets available for benefits.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents consist of short-term investment funds composed of high-grade money market instruments with maturities less than ninety days.
Investment Valuation and Income Recognition
The Plan, along with the Marsh & McLennan Agency 401(k) Savings & Investment Plan, participates in the Master Trust. The Master Trust includes Marsh & McLennan Companies common stock, guaranteed investment contracts (“GICs”), security backed investment contracts ("synthetic

GICs"), separate account GICS and short-term investments. Effective September 1, 2017, the Master Trust added four common/collective trusts that were previously included as part of Plan assets but were held outside of the Master Trust.
Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan also has other investments outside the Master Trust that are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value ("NAV") of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments. NAV is used as a practical expedient for estimating fair value of common/collective trusts.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Investment income and dividends include capital gains paid during the period. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the period.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.
Administrative Expenses
Administrative expenses of the Plan are paid by the Company as provided in the plan document. Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective trusts are deducted from income earned on a daily basis and are reflected as a reduction of investment return for such investments. The Company also pays certain investment management fees.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to take a distribution from the Plan but had not yet been paid at December 31, 2017 and 2016 amounted to $177,730 and $581,816, respectively.
Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
(3) Interest in Master Trust
Through August 31, 2017 the Master Trust held investments consisting of Marsh & McLennan Companies common stock, GICs, synthetic GICs, separate account GICs and short-term investments. On September 1, 2017 four common/collective trusts previously included as Plan assets but held outside the Master Trust were added to the Master Trust. The Trustee holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the Marsh & McLennan Companies Stock Fund, the Invesco Fixed Income Fund, the S&P 500 Index Fund, the US Bond Index Fund, the Extended Equity Market Index Fund and the Non-US Equity Index Fund. At December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was approximately 94.0% and 96.0%, respectively.
The following table summarizes the net assets of the Master Trust as of December 31, 2017 and 2016:

	2017	2016
INVESTMENTS:
Marsh & McLennan Companies Stock Fund

Marsh & McLennan Companies common stock at fair value	$489,308,541	$442,067,596
Short-term investment fund at fair value	9,080,185	7,691,417
Receivable for securities sold	—	1,351,862
Accrued interest receivable	9,727	4,708
	498,398,453	451,115,583

Stable Value Fund
Guaranteed investment contracts at contract value	85,544,512	83,857,960
Security backed investment contracts at contract value	453,324,622	444,142,714
Short-term investment fund at fair value	9,071,375	24,067,294
Accrued interest receivable	828,417	827,233
Liability for expenses incurred	—	(121,214)
Liability for securities purchased	(1,004,964)	(836,597)
	547,763,962	551,937,390

Common/collective trusts at fair value	1,193,125,634	—

NET ASSETS OF THE MASTER TRUST	$2,239,288,049	$1,003,052,973
The ownership interests in the Master Trust as of December 31, 2017 and 2016 are as follows:

Marsh & McLennan Companies 401(k) Savings & Investment Plan	2017	2016
Investment in Marsh & McLennan Companies Stock Fund	$478,700,555	$436,240,854
Investment in Stable Value Fund	520,171,590	526,904,288
Investments in Common/Collective Trusts	1,106,484,058	—
Investment in Master Trust	$2,105,356,203	$963,145,142

Plan’s Percentage Interest in Master Trust net assets	94.0%	96.0%

Other plan's interest in Master Trust	$133,931,846	$39,907,831

Other plan's Percentage Interest in Master Trust net assets	6.0%	4.0%

The following table summarizes the net investment income of the Master Trust for the year ended December 31, 2017:

INVESTMENT INCOME AND EXPENSES:
Net appreciation in fair value of Marsh & McLennan Companies common stock	$87,850,285
Net appreciation in fair value of common/collective trusts	75,957,426
Dividends	9,007,784
Interest	11,144,427
Expenses	(610,508)
NET INVESTMENT INCOME	$183,349,414

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Companies 401(k) Savings & Investment Plan	$174,066,392
Other plan's income from Master Trust	$9,283,022
Marsh & McLennan Companies Stock Fund Valuations
The Marsh & McLennan Companies Stock Fund consists of Marsh & McLennan Companies common stock and short-term investment funds. The Marsh & McLennan Companies common stock is reported at fair value based on the closing market price at December 31, 2017 and 2016. The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at NAV as of the reporting date.
Stable Value Fund Valuations
The stable value fund consists of GICs, synthetic GICs, separate account GICs and short-term investment funds. The short-term investment funds primarily consist of high-grade money market instruments with short maturities that are reported at NAV as of the reporting date.
The investments in traditional GICs, synthetic GICs, and separate account GICs are part of the stable value fund managed by Invesco Advisers, Inc. Investments in traditional GICs, synthetic GICs, and separate account GICs (collectively, the "Investment Contracts") are valued at contract value. The Investment Contracts provide for benefit responsive withdrawals by Plan participants at contract value.
Investment Contracts will normally be held to maturity and meet the fully benefit responsive requirements of the accounting guidance. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.
Synthetic GICs consist of investment-grade fixed income securities (or units of commingled funds composed of such securities) owned by the Fund or, in the case of separate account GICs, owned by the insurance company. These underlying assets are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”). With traditional GICs, the underlying assets are part of the general account of the issuing insurance company. The underlying securities of the synthetic GICs and separate account GICs are generally actively managed during the life of the contract. Under specified circumstances, the Investment Contracts provide liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.

The stable value fund purchases wrapped contracts from insurance companies, banks, or other financial institutions. The wrapped contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The issuer of the wrapped contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The crediting rate is calculated by a formula specified in each wrap agreement and is typically reset on a monthly or quarterly basis, depending on the contract. The key factors that influence future crediting rates for wrapped contracts include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the fixed income securities that back the wrapped contract, and the duration of the underlying investments backing the contract.
Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate. In addition, participant withdrawals and transfers from the stable value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the contract value are amortized in the future through either a lower crediting interest rate (in the event of market losses) or higher crediting interest rate (in the event of market gains) than would otherwise be the case. All wrapped contracts provide for a minimum interest crediting rate of zero percent.
Events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or, in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).
(4)    Fair Value Measurements
Guidance issued by the FASB related to Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; Level 3, which refers to securities valued based on significant unobservable inputs; and NAV, which refers to investments value using net asset value as a practical expedient. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s other investments held outside the Master Trust measured at fair value at December 31, 2017 and 2016.

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Short term investment funds	$657,582	$—	$—	$—	$657,582
Mutual funds:
Balanced/target retirement funds	253,649,989	—	—	—	253,649,989
Bond funds	135,526,680	—	—	—	135,526,680
Growth funds	308,523,369	—	—	—	308,523,369
International funds	235,632,429	—	—	—	235,632,429
Value funds	607,678,287	—	—	—	607,678,287
Total Mutual funds	1,541,010,754	—	—	—	1,541,010,754
Common/collective trusts	—	—	—	856,343,234	856,343,234
Total investments	$1,541,668,336	$—	$—	$856,343,234	$2,398,011,570

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Short term investment funds	$651,034	$—	$—	$—	$651,034
Mutual funds:
Balanced/target retirement funds	216,587,217	—	—	—	216,587,217
Bond funds	134,132,323	—	—	—	134,132,323
Growth funds	321,395,936	—	—	—	321,395,936
International funds	184,137,549	—	—	—	184,137,549
Value funds	542,780,193	—	—	—	542,780,193
Total Mutual funds	1,399,033,218	—	—	—	1,399,033,218
Common/collective trusts	—	—	—	1,452,409,642	1,452,409,642
Total investments	$1,399,684,252	$—	$—	$1,452,409,642	$2,852,093,894
Following is a description of the valuation methodologies used for assets measured at fair value.

•	Short-term investment funds: High-grade money market instruments valued at NAV at year-end.

•	Mutual funds: Valued at quoted market prices at year-end on an active market.

•	Common/collective trusts: Valued at NAV at year-end.

The following tables set forth, by level within the fair value hierarchy, a summary of the Master Trust’s investments measured at fair value at December 31, 2017 and 2016.

	Master Trust Assets
	Fair Value Measurements at December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV	Total
Marsh & McLennan Companies common stock	$489,308,541	$—	$—	$—	$489,308,541
Short-term investment fund	18,151,560	—	—	—	18,151,560
Common/collective trusts	—	—	—	1,193,125,632	1,193,125,632
Total Master Trust Investments at Fair Value	$507,460,101	$—	$—	$1,193,125,632	$1,700,585,733

	Master Trust Assets
	Fair Value Measurements at December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Marsh & McLennan Companies common stock	$442,067,596	$—	$—	$442,067,596
Short-term investment fund	31,758,711	—	—	31,758,711
Total Master Trust Investments at Fair Value	$473,826,307	$—	$—	$473,826,307

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stock: Valued at the closing price reported on an active market where the securities are traded.

•	Short-term investment funds: High-grade money market instruments valued at NAV at year-end.

•	Common/collective trusts: Valued at NAV at year-end.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2017 and 2016, there were no transfers between levels.

(5)	Net Asset Value (NAV) Per Share
The following table provides additional information as of December 31, 2017 and 2016 for other investments held outside the Master Trust in certain investments that report a NAV per share (or its equivalent):

	Fair Value
	2017	2016	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
S&P 500 Index Fund (a)*	$—	$419,903,686	—	Daily	None
Target Retirement Funds (b)	566,291,075	419,436,030	—	Daily	None
US Bond Index Fund (c)*	—	170,093,808	—	Daily	None
T. Rowe Blue Chip Growth Trust (d)	290,052,159	221,932,687	—	Daily	None
US Extended Equity Market Index Fund (e)*	—	63,600,727	—	Daily	None
Non-U.S. Equity Index Fund (f)*	—	157,442,704	—	Daily	None
	$856,343,234	$1,452,409,642

*Investment became part of Master Trust on September 1, 2017.

(a)
This category includes investments in U.S. equity securities and collective investment funds that seek to approximate the return of the S&P 500 Composite Stock Price Index. The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

(b)
This category includes investments in a mix of index funds designed to provide income for selected retirement years. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(c)
This category includes investments in U.S. government and agency securities, investment grade corporate and yankee bonds, and mortgage-backed and asset-backed securities. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(d)
This category includes investments in U.S. and non-U.S. equity securities. The fair value of investments in this category has been estimated using the quoted market prices of the underlying securities.

(e)
This category includes investments in U.S. equity securities that seek to approximate the return of the Russell Small Cap Completion Index. The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

(f)
This category includes investments in non-U.S. equity securities that seek to approximate the return of the Morgan Stanley Capital International All Country World Ex-U.S. index (MSCI ACW Ex-USA Index). The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

There are no redemption restrictions on these investments. In addition, the registered investment company funds in the Plan have no unfunded commitments and can be redeemed daily with no notice period.

(6)    Exempt Party in Interest Transactions
The Plan has a short-term investment fund managed by the Trustee. The balance in the fund at December 31, 2017 and 2016 was $657,582 and $651,034, respectively. The Plan recorded interest income of $6,859 for the year ended December 31, 2017 related to this fund.
At December 31, 2017 and 2016, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 5,774,295 and 6,324,770 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer. The fair value of the shares as of December 31, 2017 and 2016 was $469,969,898 and $427,491,208, respectively. The cost of these shares at

December 31, 2017 and 2016 was $150,760,541 and $159,103,694, respectively. The Plan recorded dividend income of $8,654,582 and $8,768,028 for the years ended December 31, 2017 and 2016, respectively, from shares of Marsh & McLennan Companies, Inc.
The Mercer Emerging Markets Equity Fund is an available investment option for participants in the Plan. Mercer Investment Management, Inc. the "manager of managers" for the fund is a subsidiary of the Plan sponsor. Investment fees for this fund are deducted from income earned on a daily basis and are reflected as a reduction of investment return of the fund pursuant to class exemption 77-3 adopted by the Department of Labor.
Certain administrative, investment and investment advisory functions are performed by officers and employees of the Company and its subsidiaries (who may also be participants in the Plan) at no cost to the Plan. Certain of these functions are performed by unaffiliated, third parties who might have other roles with respect to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.
(7)    Net Transfers to Other Plans
In 2017 certain employees transferred their balances between the Plan and the Marsh & McLennan Agency 401(k) Savings & Investment Plan ("Agency Plan"), sponsored by the Company. The net amount transferred from the Plan to the Agency Plan and reported in the statement of changes in net assets available for benefits was $616,311 which included transfers from the Plan of $708,225 and transfers to the Plan of $91,914.
(8)    Federal Income Tax Status
The IRS has determined and informed the Company by a letter dated September 25, 2013, that the Plan is designed in accordance with applicable sections of the IRC. The Company and the Plan’s management believe that the Plan is currently operated in compliance with the applicable requirements of the IRC and that the Plan continues to be qualified and the related trust continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes that all Plan years remain open to examination by the IRS.
(9)    Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(10) Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2017 and 2016:

	2017	2016
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$4,554,879,915	$3,861,944,008
Less: Amounts allocated to withdrawing participants	(177,730)	(581,816)
Net assets available for benefits per the Form 5500, at fair value	$4,554,702,185	$3,861,362,192

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2017:

Benefits paid to participants per the financial statements	$308,141,769
Add: Amounts allocated to withdrawing participants and accrued on Form 5500	177,730
Less: Prior year amounts allocated to withdrawing participants	(581,816)
Benefits paid to participants per Form 5500	$307,737,683

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2017 but not reflected as paid as of that date.

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2017:

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	693,552,218
Less: Amounts allocated to withdrawing participants	404,086
Net Income per Form 5500	$693,956,304
(11) SUBSEQUENT EVENTS
Plan Management has performed its evaluation of subsequent events through June 29, 2018, the date these financial statements were available to be issued, and has determined that there were no additional subsequent events requiring adjustment to or disclosure in the financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2017
EIN #36-2668272
Plan #003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party (Share class)	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

*	SHORT-TERM INVESTMENT FUND (N/A)	Common/Collective Trust	$657,582
	T. ROWE PRICE BLUE CHIP GROWTH TRUST (T4)	Common/Collective Trust	290,052,158
	BLACKROCK LIFEPATH INDEX 2020 FUND (L)	Common/Collective Trust	48,739,197
	BLACKROCK LIFEPATH INDEX 2025 FUND (L)	Common/Collective Trust	63,344,794
	BLACKROCK LIFEPATH INDEX 2030 FUND (L)	Common/Collective Trust	82,624,854
	BLACKROCK LIFEPATH INDEX 2035 FUND (L)	Common/Collective Trust	78,675,078
	BLACKROCK LIFEPATH INDEX 2040 FUND (L)	Common/Collective Trust	74,856,650
	BLACKROCK LIFEPATH INDEX 2045 FUND (L)	Common/Collective Trust	65,066,918
	BLACKROCK LIFEPATH INDEX 2050 FUND (L)	Common/Collective Trust	69,675,406
	BLACKROCK LIFEPATH INDEX 2055 FUND (L)	Common/Collective Trust	49,858,434
	BLACKROCK LIFEPATH INDEX 2060 FUND (L)	Common/Collective Trust	6,011,189
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND (L)	Common/Collective Trust	27,438,556
	PUTNAM EQUITY INCOME FUND (R6)	Registered Investment Company	72,496,370
	DODGE & COX STOCK FUND (N/A)	Registered Investment Company	301,104,142
	GOLDMAN SACHS SMALL CAP FUND (Institutional)	Registered Investment Company	124,445,091
	PIMCO TOTAL RETURN FUND (Institutional)	Registered Investment Company	135,526,680
	T. ROWE PRICE INSTITUTIONAL MID CAP EQUITY GROWTH FUND (Institutional)	Registered Investment Company	308,523,369
	VANGUARD SELECTED VALUE ACCT FUND (Investor)	Registered Investment Company	109,632,683
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND (R6)	Registered Investment Company	215,879,169
	PIMCO INFLATION RESPONSE MULTI-ASSET FUND (Institutional)	Registered Investment Company	5,706,702
*	MERCER EMERGING MARKETS EQUITY FUND (Y-3)	Registered Investment Company	19,753,261
	VANGUARD WELLINGTON FUND (Admiral)	Registered Investment Company	247,943,287
*	VARIOUS PARTICIPANTS (N/A)	Participant Loans maturing through 2033 at interest rates from 4.25% to 9.25%.	41,138,951
			$2,439,150,521

Note: Cost information is not required for participant-directed investments and therefore is not included.
*Party-in-interest.